As filed with the Securities and Exchange Commission on July 17, 1995.
                                                          Registration No. 33-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                           OXIS INTERNATIONAL, INC.
            (Exact name of registrant as specified in its charter)

                 Delaware                                     94-1620407
(State or other jurisdiction of incorporation              (I.R.S. Employer
              or organization)                           Identification Number)

                               ---------------
                       6040 N. Cutter Circle, Suite 317
                          Portland, Oregon 97217-3935
                                (503) 283-3911
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                               ---------------
                                 Ray R. Rogers
                             Chairman of the Board
                           OXIS International, Inc.
                       6040 N. Cutter Circle, Suite 317
                          Portland, Oregon 97217-3935
                                (503) 283-3911
(Name, address, including zip code and  telephone number, including area code of agent for service)
                               ---------------
                                  Copies to:
                           Richard Scudellari, Esq.
                         Jackson, Tufts, Cole & Black
                            60 South Market Street
                          San Jose, California 95113
                                (408) 998-1952
                               ---------------
       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after the Registration Statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans please check the following box. [_]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
                               ---------------
                        CALCULATION OF REGISTRATION FEE

====================================================================================================
                                         Proposed Maximum     Proposed Maximum
Title of Securities     Amount to be      Offering Price          Aggregate             Amount of
 to be Registered        Registered        Per Share (1)     Offering Price (1)     Registration Fee
- ----------------------------------------------------------------------------------------------------
Common Stock $.50 par
value . . . . . . .     5,075,073 (2)         $3.00             $15,225,219              $5,250
====================================================================================================

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 based on the average of the bid and asked prices for the Common Stock, as reported by prices on the Nasdaq National Market on July 11, 1995.
(2) Includes 472,763 shares issuable upon the exercise of warrants and 128,918 shares issuable upon the exercise of stock options

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                  Subject to Completion, dated July 17, 1995
PROSPECTUS

                           OXIS INTERNATIONAL, INC.
                               5,075,073 Shares
                                 Common Stock

                               ----------------

          This Prospectus relates to 5,075,073 shares of Common Stock, par value $.50 (the "Common Stock"), of OXIS International, Inc. ("OXIS" or the "Company") which are being offered and sold by certain stockholders of the Company (the "Selling Stockholders"). The Selling Stockholders, directly or through agents, broker-dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on the Nasdaq National Market or in privately negotiated transactions. The Selling Stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. See "Selling Stockholders" and "Plan of Distribution." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

          The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "OXIS." The last reported sales price of the Company's Common Stock on the Nasdaq National Market on July 11, 1995 was $3.00 per share.

                               ----------------
               THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE
                  A HIGH DEGREE OF RISK.  SEE "RISK FACTORS."
                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are $52,000. See "Plan of Distribution." The aggregate proceeds to the Selling Stockholders from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any.

          The Company has agreed to indemnify the Selling Stockholders and certain other persons against certain liabilities, including liabilities under the Act.

                 The date of this Prospectus is July ___, 1995

                             AVAILABLE INFORMATION

          The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

          No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus at any time does not imply that information herein is correct as of any time subsequent to the date hereof.

                            ADDITIONAL INFORMATION

          A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C., 20549, upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents, filed or to be filed with the Commission under the Exchange Act are hereby incorporated by reference into this
Prospectus:

          (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, including all material incorporated by reference therein.

          (ii) The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1995.

          (iii)  The Company's Report on Form 10-C filed on May 24, 1995.

          (iv)   The Company's Current Report on Form 8-K as filed on May 24,
                 1995.

          (v) The description of the Registrant's Common Stock contained in the Company's Prospectus dated June 18, 1969 (File No. 0361150) filed pursuant to Section 12 of the Exchange Act on June 23, 1969.

          All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to OXIS International, Inc., 6040
N. Cutter Circle, Suite 317, Portland, OR 97217-3935, telephone (503) 283-3911,
Attn: Jon S. Pitcher, Chief Financial Officer.

                                  THE COMPANY

          The Company was initially incorporated in 1965 as Diagnostic Data, Inc., a California corporation. It was reincorporated in Delaware in 1974, and adopted the name DDI Pharmaceuticals, Inc. in 1985. In September, 1994, the Company acquired Bioxytech S.A., based in France ("Bioxytech"), and merged with International BioClinical, Inc. ("IBC"), an Oregon corporation (the "Combination"), and changed its name to OXIS International, Inc. Bioxytech was acquired through an exchange of shares that resulted in the Company owning in excess of 99% of the outstanding stock of Bioxytech, which operates as a subsidiary of the Company.

          OXIS is engaged in the discovery, development, manufacture and marketing of products to diagnose, treat and prevent the pathologic effects of free radicals (i.e., diseases of oxidative stress). Free radicals are highly reactive molecules that are damaging to cells when their concentration exceeds the body's antioxidant defense capacity. Oxidative stress is now thought to be a basic mechanism of cell damage and death in a number of acute and chronic diseases such as atherosclerosis, AIDS, cancer, diabetes, arthritis and traumatic injury. Concomitantly, advances in molecular biology are beginning to clarify the mechanism(s) of cellular damage by free radicals and driving market demand for new products to diagnose, treat and prevent diseases of oxidative stress. The Company sells or has under development assays for markers of oxidative stress and therapeutic drug monitoring ("TDM" ) assays. In addition, the Company has programs in progress for developing two forms of the free radical scavenging enzyme, superoxide dismutase ("SOD"), a number of synthetic antioxidant molecules designed for targeting specific tissues, and a proprietary high molecular weight poly (ethylene) glycol ("PEG") technology to enhance desired pharmacological properties of SOD and other protein molecules. The Company's staff consists of approximately 70 managers, scientists, technicians and administrative personnel who are currently located at three sites.

          The Company has entered into a non-binding letter of intent to acquire Therox Pharmaceuticals, Inc., a Delaware corporation ("Therox"). Therox is a Philadelphia-based free radical therapeutics company funded by S.R. One, Limited, the venture capital subsidiary of SmithKline Beecham, and Brantley Venture Partners II, L.P. If consummated, this transaction will bring OXIS complementary technologies, seven patents, and corporate and university partnerships in exchange for approximately 1,440,000 shares of OXIS Common Stock. Former Therox shareholders may earn up to an additional $2,000,000 based on the successful commercialization of the technologies. Pursuant to the terms of the proposed transaction, S.R. One, Limited and Brantley Venture Partners L.P., II will invest an additional $1,500,000 in cash for approximately 462,500 shares of OXIS Series B Preferred Stock. The holders of Series B Preferred Stock shall be entitled to certain dividend and liquidation preferences and will have the right to elect one member of the Company's board of directors. The consummation of the transaction is subject to the approval of the boards of directors of both OXIS and Therox and the entering into of final definitive agreements. The Company anticipates that the acquisition of Therox will consummate in mid-July 1995 and will be treated as a purchase for accounting purposes. Upon the consummation of the acquisition of Therox, it will become a wholly-owned subsidiary of OXIS.

          The Company's principal executive offices are located at 6040 N. Cutter Circle, Suite 317, Portland, OR 97217-3935. Research and development operations of OXIS are located at 518 Logue Avenue, Mountain View, CA 94043; and Z.A. des Petits Carreaux, 2 av. des Coquellcots, F 94385 Bonneull-Sur-Marne, Cedex, France (outside of Paris).

                                 RISK FACTORS

          The following are the significant risk factors that should be considered carefully in evaluating the Common Stock of OXIS. \

Need for Additional Financing.

          In May 1995, the Company sold 1,227,625 shares of Common Stock in a private placement to offshore investors for aggregate consideration of $2,037,860. In conjunction with the proposed acquisition by the Company of Therox, the Company expects certain affiliates of Therox to invest $1,500,000 in a private placement of the Company's Series B Preferred Stock. Assuming operation of the Company in accordance with its current business plan and the investment by the Therox affiliates in the Company, OXIS' existing capital resources should be sufficient for the Company to operate through 1996. However, if the Therox transaction is not consummated, the Company's existing capital resources would be sufficient for the Company to operate only through 1995.

          The Company has engaged an investment banking firm on a best-efforts basis to assist it in completing a private placement of equity securities. The Company is seeking to raise up to $5,000,000 in such private placement. OXIS cannot predict the timing or the probability of success of this effort, and no assurances can be given that the Company will successfully raise the needed capital. Assuming that the Company successfully completes its private placement of equity securities, it is anticipated that further financing may be needed within approximately 24 months to allow the Company to continue its planned research and development programs and marketing of additional products. The unavailability of financing could cause the Company to cease or curtail its operations, and/or delay or prevent the development and marketing of the Company's potential therapeutic products.

          The Company also plans to conduct a follow-on public offering of its Common Stock to provide the additional funds for clinical trials for its oxidative stress assays, complete preclinical studies on synthetic antioxidants, and initiate early clinical trials. There can be no assurances that the Company will successfully complete such a follow-on offering, that the terms of any such offering will be favorable to the Company, or that if such offering occurs that funds generated thereby will be sufficient to complete the Company's contemplated development programs.

Research and Development Stage Products.

          Much of the Company's success depends on potential products which are in research and development and no material revenues have been generated to date from sales of these products. Although the Company currently markets and sells commercial and research diagnostic assays, the Company must successfully partner, develop, obtain regulatory approval for and market or sell its potential therapeutic products to achieve profitable operations. The preclinical and clinical development work for potential new therapeutic products is presently in early research and development stages. No assurance can be given that the Company's product development efforts will be successfully completed, that required regulatory approvals will be obtained, or that any such products, if developed and introduced, will be successfully marketed. If the Company does not successfully introduce new products, its revenues and results of operations will be materially adversely affected.

Future Profitability Uncertain; Customer Dependency.

          The Company expects to incur operating losses through 1996 and these losses may increase and fluctuate from quarter to quarter as the Company expands its development activities. There can be no assurance that the Company will ever achieve profitable operations. The report of the Company's independent auditors on the Company's financial statements for the period ended December 31, 1994 included an explanatory paragraph referring to the Company's ability to continue as a going concern. The Company anticipates that it will expend significant capital resources in product research and development. Capital resources may also be used for the acquisition of complementary businesses, products or technologies. OXIS' future capital requirements will depend on many factors, including: continued scientific progress in its research and development programs; the magnitude of these programs; success of preclinical and clinical trials; scale-up costs of manufacturing; the time and costs required for regulatory approvals; the time and costs involved in filing, prosecuting, enforcing and defending patent claims; technological competition and market developments; the establishment of and changes in collaborative relationships; and the cost of commercialization activities and arrangements.

          While the Company believes that its new products and technologies show considerable promise, its ability to realize significant revenues therefrom is dependent upon the Company's success in developing business alliances with biotechnology and/or pharmaceutical companies to develop and market these products. There is no assurance that the Company's effort to develop such business alliances will be successful. The Company is pursuing one such potential alliance with Sanofi Winthrop with respect to a therapeutic drug ("Sanofi Therapeutic") that Sanofi Winthrop is endeavoring to develop. In May 1995, Sanofi Winthrop loaned the Company $600,000 ("Sanofi Loan") which is due and payable in May 1996 and pursuant to the terms of such loan the parties have agreed to use good faith efforts to negotiate a license and supply agreement concerning the Company's bovine SOD ("bSOD") technology and a license with respect to the Company's recombinant human SOD technology. If Sanofi proceeds with the development of the Sanofi Therapeutic, such an agreement would provide that Sanofi would purchase bulk bSOD from the Company, or purchase or license from the Company technology rights pertaining to the manufacture of bSOD. It is important to note that the Company's ability to earn revenues associated with the sale of bSOD to Sanofi Winthrop is based upon (i) the Sanofi Therapeutic being successfully developed and receiving the requisite regulatory approvals,
(ii) Sanofi Winthrop successfully commercializing the Sanofi Therapeutic, and
(iii) the Company entering into a mutually satisfactory agreement with Sanofi Winthrop for the supply of the Company's bSOD to Sanofi Winthrop or the purchase or license from the Company of technology rights pertaining to the manufacture of bSOD. Over the last several years the Company has sold a substantial amount of bSOD to Sanofi Winthrop (35% of 1994 revenues). There can be no assurances that such substantial sales will continue. Although Sanofi Winthrop is currently conducting a second Phase III trial on its drug, DISMUTEC(TM) (a coupled form of OXIS' bovine superoxide dismutase) to treat head trauma, the Company cannot predict whether this trial will conclude successfully. If such trial is not concluded successfully, the Company expects that future sales of bSOD to Sanofi Winthrop would decrease substantially or cease altogether.

Product Withdrawals in Europe.

          The European market for OXIS' bSOD (orgotein) for human use has been adversely impacted by a series of recent regulatory developments. During its twelve years of commercial availability in Europe, more than two million courses of orgotein treatment (representing more than twelve million injections) have been administered. Orgotein for injection as a human pharmaceutical is currently produced by two different manufacturing methods. The first method involves production in accordance with OXIS' proprietary manufacturing process by Diosynth B.V. ("Diosynth"), using USDA inspected bovine livers. This preparation of orgotein for injection has been sold under the trade names Oxinorm(R) in Italy and Ontosein(R) in Spain. The second method involves manufacturing the orgotein from bovine blood, rather than bovine livers. The resultant product is manufactured and marketed under the trade name Peroxinorm(R) by Grunenthal GmbH ("Grunenthal"). Company license revenue from Grunenthal for 1994 comprised 9% of the Company's total revenues in 1994. The Company expects this percentage to decrease in 1995.

          In January, 1994, the Italian government rendered a decision to exclude all orgotein-containing products from the list of drugs eligible for patient reimbursement. An appeal filed by OXIS' distributor of Oxinorm, SmithKline Beecham Farmaceutici S.p.A. ("SmithKline Beecham"), was denied. Subsequently, OXIS was informed that the Italian Health Ministry has withdrawn the Marketing Authorization of all pharmaceutical products composed of orgotein, including Oxinorm.

          In addition, OXIS was notified in January, 1994 that the government of Austria had asked Grunenthal to withdraw the Peroxinorm brand of orgotein from the Austrian market. On March 25, 1994, as a result of two fatalities (December, 1993 and February, 1994) of patients treated with Peroxinorm, the German Federal Health Administration asked Grunenthal to remove Peroxinorm from the German market.

          In addition, the Company's licensee for Spain has had informal discussions with the Spanish regulatory authorities regarding the Company's bSOD product. Although no action has been taken by those authorities with regard to the Company's product, future sales in Spain may be adversely affected by either regulatory action in Spain, or safety concerns stemming from actions in other countries. In addition, Grunenthal, the Company's German licensee has advised the Company that its Spanish subsidiary will be voluntarily withdrawing its bSOD product from the Spanish market.

Failure to Protect Technology Could Adversely Affect Results.

          The Company's success will depend in part on its proprietary products and information. While OXIS has attempted to protect its proprietary products and information through patents and trade secrets, there can be no assurance that competitors will not be able to develop similar products and information independently. No assurance can be given that any patents will be issued on any of the Company's pending applications or that the claims allowed on any patents held by the Company will be sufficiently broad to protect its products and information. In addition, no assurance can be given that any patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to it.

          In addition, the Company's products and its customers may be alleged to have infringed third parties' patent rights. While such allegations are commonplace in the industry and to date the Company has been able to license necessary patents or technology on commercially reasonable terms, there can be no assurance that the Company will be able to license necessary patents or technology on commercially reasonable terms in the future. No assurances can be given that the Company will prevail in any infringement litigation or that the costs or damages from any such litigation would not materially and adversely affect the Company.

          Substantially all of the Company's assets (including OXIS' technology) serve as security with respect to the repayment of various loans, including the Sanofi Loan. A default under these loans could result in the loss by the Company of certain of these assets serving as collateral.

Government Regulation; Product Clearance and Approval Uncertain.

          As with other companies in its industry, OXIS' preclinical development, clinical trials, product manufacturing and marketing are subject to state and federal regulation by the United States and other countries. Clinical trials and product marketing and manufacturing are subject to the rigorous review and approval processes of the United States Food and Drug Administration ("FDA") and foreign regulatory authorities. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. Typically, this requires the expenditure of substantial resources and takes several years or more with respect to therapeutic products (diagnostic products typically take a significantly shorter period of time), depending upon the type, complexity and novelty of the product and the nature of the disease or other indication to be treated. Preclinical studies must be conducted in conformance with the FDA's Good Laboratory Practice regulations. Clinical testing must meet requirements for Institutional Review Board ("IRB") oversight and informed consent by clinical trial subjects, as well as FDA prior review, oversight and the FDA's Good Clinical Practice requirements. Clinical trials may require large numbers of test subjects. OXIS has limited experience in conducting clinical testing and in pursuing applications necessary to gain regulatory approvals. Furthermore, the Company or the FDA may suspend clinical trials at any time if either believes that the subjects participating in such trials are being exposed to unacceptable health risks, including undesirable or unintended side effects.

          Before receiving FDA approval to market a product, OXIS may have to demonstrate that the product represents an improved form of treatment compared to existing therapies. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approvals. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Delays in obtaining such approvals could adversely affect marketing of OXIS' products. Delays in regulatory approvals that may be encountered by OXIS' joint development partners and licensees could adversely affect OXIS' ability to receive royalties or other sales revenues. There can be no assurance that, after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. Even after initial FDA approval has been obtained, further studies may be required to provide additional data on safety or to gain approval for the use of a product as a treatment for clinical indications other than those initially targeted. Moreover, the FDA may reconsider its approval of any product at any time and may with draw such approval. In addition, before the Company's products can be marketed in foreign countries, they are subject to regulatory approval in such countries similar to that required in the United States. Furthermore, approval may entail ongoing requirements for post-marketing studies.

          The FDA's regulations require that any drug or formulation to be tested in humans must be manufactured according to current Good Manufacturing Practices regulations ("cGMPs"). This has been extended to include any drugs which will be tested for safety in animals, in support of human testing. The cGMPs set certain minimum requirements for procedures, record-keeping and the physical characteristics of the laboratories used in the production of these drugs. In addition, various federal and state laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals and the purchase, storage, movement, import and export, use, and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with the Company's research work are or may be applicable to their activities. They include, among others, the United States Atomic Energy Act, the Clean Air Act, the Clean Water Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, and the Resources Conservation and Recovery Act, national restrictions on technology transfer, import, export and customs regulations, and other present and possible future local, state or federal regulation. OXIS is unable to estimate the extent and impact of regulation resulting from such future federal, state or local legislation or administrative action.

          Outside the United States, the Company's ability to market a product is contingent upon receiving marketing authorization from the appropriate foreign regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. This foreign regulatory approval process may include all of the risks associated with FDA approval set forth above.

Risk of Product Liability; Use of Hazardous Materials; Limited Insurance
Coverage.

          The testing, marketing and sale of human therapeutic products entails significant risks. If the Company succeeds in developing products in these areas, use of such products in trials and the sale of such products following regulatory approval may expose the Company to liability claims allegedly resulting from use of such products. These claims might be made directly by consumers or others. OXIS currently has only limited insurance for its clinical trials. However, there can be no assurance that OXIS will be able to obtain and maintain such insurance for all of its clinical trials or that coverage will be in sufficient amounts to protect against damages for liability that could have a material adverse effect on OXIS. There can also be no assurance that OXIS will be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect the Company against damages for liability that could have a material adverse effect on the Company.

          In addition, the Company's research and development involves the controlled use of hazardous materials, radioactive compounds and other chemicals. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may incur substantial costs to comply with environmental regulations if the Company develops additional manufacturing capacity.

Company is in Highly Competitive Business.

          The pharmaceutical industry is highly competitive. Competition in most of the Company's primary current and potential product areas from large pharmaceutical companies, and other companies, universities and research institutions is intense and expected to increase. Relative to the Company, many of these entities have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing diagnostic and pharmaceutical products. In addition, these and other entities may have or may develop new technologies or use existing technologies that are, or may in the future be, the basis for competitive products.

          Any potential products that the Company succeeds in developing and for which it gains regulatory approval will have to compete for market acceptance and market share. For certain of the Company's potential products, an important factor in such competition may be the timing of market introduction of competitive products. Accordingly, the relative speed with which the Company can develop products, complete the clinical testing and regulatory approval processes and supply commercial quantities of the product to the market are expected to be important competitive factors. The Company expects that a competitive edge will be based, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and product price. There can be no assurance that the Company's competitors will not develop technologies and products that are more effective than those being developed by the Company. In addition, certain of the Company's competitors may achieve product commercialization or patent protection prior to OXIS.

          The Company's therapeutic drug monitoring products compete directly with similar products from major diagnostic companies such as Abbott, Roche Laboratories ("Roche"), E.I. DuPont de Nemours ("DuPont") and others. Since one of the Company's business strategies is to provide alternative reagents to customers who own or rent the Abbott TDx(R)/TDxFLx(R) analyzers, Abbott is the Company's major competitor in this area. The Company competes based on high product quality, an aggressive pricing strategy and technical services. Alternatively, when the Company develops custom assays for pharmaceutical companies, exclusive manufacturing and marketing rights are generally granted that may provide protection from competition. Market position for these unique assays can be enhanced through patents and trade secrets, but in the absence of such protection other companies could develop comparable assays; and even if patent protection is obtained, competing companies could still develop competitive assays.

          The Company believes it is a leader in the development of assays for markers of oxidative stress. Although there are currently a limited number of competitors for the Company's assays to measure markers of oxidative stress, no assurances can be given that significant competition will not arise in the future.

          Other pharmaceutical companies are competing with the Company to develop therapeutic products to treat diseases of oxidative stress. The Company estimates that over 20 companies have investigated the therapeutic potential of SOD and the Company is not aware of any other company currently pursuing development of bSOD for OXIS' target indication, familial amyotrophic lateral sclerosis ("FALS"). Insofar as the Company is aware, the only major company currently developing a bSOD based therapeutic is Sanofi Winthrop. The Company provides bSOD to Sanofi Winthrop for use in the Sanofi Therapeutic.

          Some pharmaceutical companies are pursuing the development of synthetic molecules to treat diseases of oxidative stress. The Company's major competitors in the area of synthetic antioxidants include the Upjohn Company ("Upjohn") and Free Radical Sciences, Inc. ("Free Radical Sciences"). Upjohn has a number of ongoing trials to test the therapeutic potential of a group of synthetic compounds called Lazaroids in several disease indications, and Free Radical Sciences is testing a drug called procysteine for use in Adult Respiratory Distress Syndrome and other diseases. Natterman/Rhone Poulenc Rorer and Daiichi are also developing glutathione peroxidase mimics.

Manufacturing/Dependence On Others.

          Certain of the Company's products, and raw materials used in its products, are produced by independent third parties. Accordingly, the Company is and will continue to be dependent upon these third parties to produce products and supply materials with acceptable quality and to deliver them to the Company in a timely manner. The Company depends on these manufacturers to achieve acceptable manufacturing yields and to allocate to the Company a sufficient portion of their capacity to meet the Company's needs. Although the Company has not experienced material quality or allocation problems to date, there can be no assurance that such problems will not have a material adverse effect on the Company's business, financial condition and results of operations in the future. Furthermore, constraints or delays in the supply of the Company's products and materials used therein could result in the loss of customers, the delay of development projects and other adverse effects on the Company's business, financial condition and results of operations. The Company's reliance on third party manufacturers and suppliers involves several other risks, including reduced control over delivery schedules, quality assurance and costs. Foreign manufacturers and suppliers are subject to additional risks such as changes in governmental policies, imposition of tariffs and import restrictions and other factors beyond the Company's control.

          From time to time the Company has experienced substantial fluctuations in orders for the purchase of bulk bSOD. Such fluctuations can complicate and create difficulties with respect to the manufacturing process. There can be no assurance that such fluctuations will not occur in the future.

Possible Health Care Reform Legislation and Health Care Costs.

          OXIS' ability to successfully commercialize human therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third party coverage will be available for OXIS to maintain price levels sufficient for realization of an appropriate return on its investment in product development. Government and other third-party payers are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of OXIS' healthcare products, the market acceptance of these products would be adversely affected.

          In addition, as with other companies which supply products and services to the health care industry, the Company faces an uncertain legislative environment. Over the last few years, the United States Congress, the President and various state governments have advanced various health care bills that could significantly alter the structure of the health care industry. Regardless of whether or not a health care bill is adopted, private businesses are placing pressures on health care providers to reduce costs. The Company may be subjected to pressures or a legislative mandate to reduce the prices of its pharmaceutical products. This uncertain legislative environment may also adversely affect the Company's ability to raise capital.

Acquisitions; Difficulties and Costs of Integration.

          The transition to a unified company following the acquisition of IBC and Bioxytech ("Combination") has required substantial attention from management, which has limited experience in integrating companies internationally. The diversion of management attention and any difficulties encountered in the restructuring of the Company and in the subsequent transition process could have an adverse impact on the business, revenues and operating results of the Company. The Company's future success will also depend in large part upon its ability to continue to integrate its U.S. and French operations. Significant management attention will be required to integrate the operations of its French subsidiary with those of its domestic operations, and there can be no assurance that such integration will be successful. The Company is also concurrently negotiating the acquisition by the Company of Therox Pharmaceuticals, Inc., another pharmaceuticals research and development company. In connection with this proposed acquisition, the Company expects to incur additional expenses and charges and to devote additional managerial attention with respect to the integration of the businesses.

Foreign Currency and Tax Exposure.

          The Company's French subsidiary conducts virtually all of its non-U.S. business in currencies other than the U.S. dollar and the Company buys and sells the majority of its SOD in a foreign currency. Accordingly, foreign currency fluctuations may affect the Company's earnings and asset valuations. The Company may be affected by laws affecting its ability to repatriate foreign profits, if any, and by foreign tax laws, as well as by fluctuating tax rates and changes in international tax treaties. There can be no assurance that laws and changes such as these will not have a material adverse impact on the Company's operations.

Labor Laws in France.

          Certain of the Company's personnel are located in France. French labor laws offer employees certain rights in the event of termination which do not exist under U.S. laws. French labor laws may inhibit management's ability to take future personnel actions or implement certain operating plans (such as reducing the size of the French subsidiary's operations).

International Sales.

          The Company expects that international sales may account for a substantial portion of the Company's future revenues. The Company's business in foreign markets is and will be subject to the risks customarily associated with such activities, including fluctuations in foreign currency exchange rates and controls, expropriation, nationalization and other economic, tax and regulatory policies of foreign governments as well as the laws and policies of the United States affecting foreign trade and investment.

Failure to Attract or Retain Key Personnel Could Adversely Affect Results.

          The Company is dependent upon the efforts and abilities of a number of its key personnel. The success of the Company depends to a large extent upon its ability to retain and attract key employees. The loss of certain of these people or the Company's inability to attract and retain other key employees could materially adversely affect results of operations. This effect could be particularly significant if the Company needs to hire, train and assimilate large numbers of new employees. During the first half of 1995, Dr. Mark Saifer and Dr. Jean Chaudiere resigned their positions as corporate vice presidents of the Company, but they continue to be employed by the Company or by one of its subsidiaries.

Volatility of Stock Price; Shares Available for Future Sale; Absence of
Dividends.

          The market prices for securities of biotechnology and pharmaceutical companies, including the securities of OXIS, have been volatile. Announcements of technological innovations or new commercial products by OXIS or its competitors, a change in status of a corporate partner, developments concerning proprietary rights, including patents and litigation matters, publicity regarding actual or potential medical results with products under development by OXIS, regulatory developments in both the United States and foreign countries and public concern as to the safety of biotechnology or of pharmaceutical products, as well as period-to-period fluctuations in revenues and financial results, may have a significant impact on the market price of the Company's Common Stock. OXIS has not paid any cash dividends since its inception, and it does not anticipate paying cash dividends in the foreseeable future.

          As of July 10, 1995, the Company had approximately 10,683,687 shares of Common Stock outstanding. Of these, the Company issued approximately 4,380,092 shares of its Common Stock in connection with the acquisition of Bioxytech S.A. and merger with International BioClinical, Inc. in September 1994 (the "Combination"), certain of which are subject to escrow and other restrictions (excluded are 107,670 shares of Common Stock which have not yet been issued but may be issued to former stockholders of Bioxytech if they are able to invest $1 million in the proposed private placement referred to above). The Company also has options or warrants outstanding to purchase approximately 1,710,763 shares of Common Stock. Pursuant to this Registration Statement, the Company is registering for resale all of the shares of Common Stock issued in the Combination (4,380,092) in addition to 95,418 shares subject to options granted to former Bioxytech stockholders in the Combination and 33,500 shares subject to options granted to former International BioClinical, Inc. stockholders in the Combination. The Company is also registering for resale an aggregate of 472,763 shares of Common Stock issuable upon exercise of the Company's warrants, including 122,763 shares subject to a warrant issued to the private placement agent of the Company in connection with the Company's offshore placement of securities in May 1995, and is registering 93,300 shares of Common Stock issued to certain shareholders in connection with loans advanced to the Company in February 1995. Subject to certain agreements limiting the number of shares certain of the Selling Stockholders may sell (see "Plan of Distribution"), these shares may be sold into the public securities markets after this Registration Statement becomes effective. The registration of Common Stock pursuant to this Registration Statement will result in an increase of more than 100% in the number of shares of the Company's Common Stock available for trading in the public securities market. Future sales of Common Stock in the public securities markets may cause substantial fluctuations (including substantial price reductions) in the price of the Company's Common Stock over short time periods. Additionally, the price of the Company's Common Stock will be sensitive to the performance and prospects of the Company and other factors.

Share Ownership by Certain Individuals and Concentration of Ownership.

          Ray R. Rogers, the Chairman of OXIS, owns 672,368 shares of Common Stock and options to purchase shares of Common Stock received in the Combination ("Options") (excluding 240,771 shares owned by an irrevocable trust for the benefit of Mr. Rogers' children as to which shares Mr. Rogers has no control), and including shares received in the Combination which are subject to escrow restrictions. Dr. Anna D. Barker, the President and Chief Executive Officer of OXIS, owns 913,139 shares of Common Stock and Options including shares received in the Combination which are subject to escrow restrictions). Ownership of such Common Stock and Options represents control by Mr. Rogers and Dr. Barker of approximately 6.3% and 8.6% of the voting securities of OXIS, respectively. Alta-Berkeley L.P. II is the owner of 550,774 shares of Common Stock and Options, representing approximately 5.2% of the voting securities of the Company. David Needham, a director of OXIS and a consultant to the investment advisory firm which advises Alta Berkeley L.P. II, has a stock option entitling him to purchase 15,000 shares of Common Stock. Mr. Needham disclaims beneficial ownership of shares of Common Stock owned by Alta Berkeley L.P. II. As the largest stockholders of OXIS, Mr. Rogers, Dr. Barker and Alta Berkeley L.P. II are in a position to significantly influence the outcome of matters (including the election of directors, and any merger, consolidation or sale of all or substantially all of the Company's assets) submitted to the Company's stockholders for approval. As a result, certain transactions may not be possible without the approval of Mr. Rogers, Dr. Barker and Alta-Berkeley L.P. II. In addition, the Company's directors, executive officers and principal stockholders and certain of their affiliates, as a group, have the ability to influence the election of the Company's directors and most other stockholder actions.

Quarterly Operating Results Affected by Many Business Factors.

          The Company has experienced fluctuations in quarterly results and is likely to continue to experience such fluctuations. Expense levels are based, in part, on expectations of future revenues. If revenue levels in a particular quarter are less than expected, operating results will be affected adversely, which may have an adverse impact on the market price of the Company's Common Stock. A variety of factors have an influence on the level of revenues and expenses in a particular quarter. These factors include specific economic conditions in the pharmaceutical industry, the withdrawal or failure to grant requisite government approvals, the timing of the receipt of orders from its major customer, Sanofi Winthrop, customer cancellations or delay of shipments, production delays, exchange rate fluctuations, management decisions to commence or discontinue product lines, the introduction of new products by the Company or its competitors, the timing of research and development expenditures, and expenses attendant to acquisitions, strategic alliances and the further development of marketing and service capabilities.

USE OF PROCEEDS

          The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders in the offering.

                             SELLING STOCKHOLDERS

       The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock owned beneficially by each of the Selling Stockholders as of July 10, 1995, and the number of shares which may be offered for resale pursuant to this Prospectus. This information is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock under this Prospectus will be sold.

                              Shares Beneficially
                                 Owned Prior to         Shares Being             Shares Beneficially
                                Offering/(1)(2)/          Offered               Owned After Offering/(3)/

        Name                         Number                                    Number     Percentage/(4)/
        ----                         ------                                    ------     ----------
  Russell E. Teasdale/(5)(6)/        220,000              220,000                 0            0

  Mark G.P. Saifer /(5)(7)/          197,500                5,000              192,500        1.77%

  L. David Williams/(5)/              55,000               15,000               40,000         *

  Marc A. Fisher/(5)/                 35,000               35,000                 0            0

  Carol C. Golsch/(5)/                20,000               20,000                 0            0

  Carl Claassen/(5)/                   5,000                5,000                 0            0

  Rima Agamian/(5)/                    2,500                2,500                 0            0

  Ralph Somack/(5)/                   47,500               47,500                 0            0

  Anna D. Barker/(8)/                913,139              876,139               37,000         *

  H. Gerald Bidwell                   33,440               33,440                 0            0

  Cascadia Pacific
  Management, Inc.                    13,543               13,543                 0            0

  Daniel Cawley                        8,660                8,025                  635         *

  Terryl Dank                         12,797               11,369                1,428         *

  Kari Henderson                       3,627                2,675                  952         *

  Debbie Heuvelhorst                   3,768                2,340                1,428         *

  Charles Martin                      19,009               18,057                  992         *


                              Shares Beneficially
                                 Owned Prior to         Shares Being             Shares Beneficially
                                Offering/(1)(2)/          Offered               Owned After Offering/(3)/

        Name                         Number                                    Number     Percentage/(4)/
        ----                         ------                                    ------     ----------
  Stephen H. Mastin                  51,660               50,160               1,500          *

  Paul Mueggler                      36,278               34,778               1,500          *

  Dennis Murray                       7,213                6,420                 793          *

  Jon S. Pitcher/(9)/                29,418               28,625                 793          *

  Harry Roberts/(10)/                 9,344                9,344                   0           0

  Ray R. Rogers/(11)/              [672,368]            [635,368]            [37,000]         *

  George Spencer as
  Trustee for Rogers'
  Trusts dated March 7,
  1994/(12)/                        240,771              240,771                   0           0

  Ken Stenglein                       5,474                4,681                 793          *

  Anthony Miadich/(13)/               7,500                7,500                   0           0

  Oregon Resource and
  Technology Development
  Fund/(14)/                         20,000               20,000                   0           0

  Lynda Taylor                       29,393               28,758                 635          *

  Innolion/(15)/                    540,670              540,670                   0           0

  Alta-Berkeley L.P.
  II/(16)/                          550,774              550,774                   0           0

  Sofinnova S.A./(17)/              161,288              161,288                   0           0

  Sofinnova Capital
  FCPR/(18)/                        242,021              242,021                   0           0

  Finovelec/(19)/                   429,762              429,762                   0           0

  Hemera II & Cie                   132,630              132,630                   0           0

  Euroventures Germany C.V.          53,622               53,622                   0           0

                              Shares Beneficially
                                 Owned Prior to         Shares Being             Shares Beneficially
                                Offering/(1)(2)/          Offered               Owned After Offering/(3)/

        Name                         Number                                    Number     Percentage/(4)/
        ----                         ------                                    ------     ----------
   Chimtex S.A.                       27,117                27,117                0           0

   Finbiotec SPA                      31,785                31,785                0           0

   Sumaru S.r.1                       21,895                21,895                0           0

   Sea Farming S.r.1                  21,895                21,895                0           0

   Jean Chaudiere/(20)/              119,499               119,499                0           0

   Christian Manuel                   76,864                76,864                0           0

   Estate of A Crastes
   de Paulet/(21)/                    13,362                13,362                0           0

   Andre Capron                         762                   762                 0           0

   Michel Rigaud/(22)/                13,366                13,366                0           0

   Catherine Rice Evans                 754                   754                 0           0

   Bernard Jacotot                      754                   754                 0           0

   Yves Grosgogeat                      754                   754                 0           0

   Jean-Claude Yadan                  64,549                49,638              14,911        *

   Henry-Michel Bouillet                670                   670                 0           0

   Andre Galli                          503                   503                 0           0

   Jacques Emerit                       503                   503                 0           0

   Marc Lange                           503                   503                 0           0

   John B. Hawken/(23)/               24,231                24,231                0           0

   Marc Moutet                        38,732                29,784              8,948         *

   Irene Erdelmeier                   24,911                24,911                0           0

  [Bailey & Co]./(24)/               122,763               122,763                0           0
                                   ---------             ---------            -------     -------
             Total:                5,416,841             5,075,073            341,768       3.11%
                                   =========             =========            =======     =======

*       less than 1% of the issued and outstanding Common Stock of the Company.

(1) Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) As required by regulations of the Securities and Exchange Commission, the number of shares in the table includes shares which can be purchased within 60 days.

(3) Assumes the sale of all shares offered hereby. As required by regulations of the Securities and Exchange Commission, each percentage reported in the table for these individuals is calculated as though shares which can be purchased within 60 days have been purchased by the respective person or group and are outstanding.

(4) Applicable percentage of ownership is based on 10,683,687 shares of Common Stock outstanding on July 10, 1995.

(5) Includes with respect to the following persons, the following number of shares which may be acquired through the exercise of stock warrants:
        Russell E. Teasdale (220,000); Mark G.P. Saifer (195,000); L. David Williams (55,000); Mark Fisher (35,000); Carol Golsch (20,000); Carl Claassen (5,000); Rima Agamian (2,500); Ralph Somack (47,500). Mssrs. Claussen and Fisher are former directors of the Company.

(6) Russell Teasdale is employed by the Company as a consultant and is a former executive officer of the Company.

(7) Mark Saifer resigned as an executive officer of the Company during 1995, but continues to be an employee of the Company.

(8) Anna Barker is a director of the Company and its President and Chief Executive Officer. Figure in first column includes 35,000 shares which may be acquired by exercise of options.

(9)     Jon Pitcher is the Company's Chief Financial Officer.

(10)    Includes 6,000 shares which may be acquired on exercise of options.

(11) Ray R. Rogers is a director and the Chairman of the Board of Directors of the Company. Figure in first column includes 20,000 owned by his individual retirement account, as to which Rogers exercises voting and investment power, and excludes 240,771 shares owned by an irrevocable trust for the benefit of his children. George C. Spencer is the trustee under such irrevocable trust. George C. Spencer is a partner of Tonkon, Torp, Galen, Marmaduke & Booth, a law firm which represents the Company. Figure in first column also includes 20,000 shares which may be acquired by exercise of options.

(12)    See Note (11) above.

(13)    Includes 7,500 shares which may be acquired on exercise of options.

(14)    Includes 20,000 shares which may be acquired on exercise of options.

(15)    Includes 18,424 shares which may be acquired on exercise of options.

(16)    Includes 16,452 shares which may be acquired on exercise of options.

(17)    Includes 4,792 shares which may be acquired on exercise of options.

(18)    Includes 7,184 shares which may be acquired on exercise of options.

(19)    Includes 2,786 shares which may be acquired on exercise of options.

(20) Jean Chaudiere resigned as an executive officer of the Company during 1995, but continues as the President of Bioxytech, the Company's French subsidiary.

(21)    Includes 5,963 shares which may be acquired upon exercise of options.

(22)    Includes 5,963 shares which may be acquired upon exercise of options.

(23)    Includes 23,854 shares which may be acquired on exercise of options.

(24)    Includes 122,763 shares which may be acquired on exercise of warrants.

                             PLAN OF DISTRIBUTION

       The Company is registering the shares of Common Stock offered by the Selling Stockholders hereunder in certain instances on a voluntary basis and otherwise pursuant to contractual registration rights contained in two Registration Rights Agreements entered into on September 7, 1994 (the "Registration Rights Agreements"), the terms of certain warrants dated March 13, 1987 through August 21, 1988 and an engagement letter providing for a warrant dated May 23, 1995.

       Pursuant to the terms of the Registration Rights Agreements, no Selling Stockholders party to the Registration Rights Agreement may sell during (i) any three month period while this Registration Statement is in effect, a number of shares of Common Stock which are Registrable Securities (as defined in the Registration Rights Agreements) that is greater than one percent (1%) of the number of issued and outstanding Common Stock at such time and (ii) any single month while this Registration Statement is in effect, a number of shares of Registrable Securities that is more than one-third (1/3) of one percent (1%) of the number of issued and outstanding Common Stock at such time. Within ten (10) days following the last day of any month in which a Selling Stockholder party to the Registration Rights Agreement sells Registrable Securities, any such
Selling Stockholder must notify the Company of the number of shares of Registrable Securities sold by such Selling Stockholder.

       The Registration Rights Agreements also provide that if the Company proposes to register any of its stock or other securities under the Securities Act in connection with an underwritten public offering of such securities solely for cash, the Company shall, at such time, promptly give each Selling Stockholder party to the Registration Rights Agreement written notice of such registration, and in connection with such public offering, the Selling Stockholders party to the Registration Rights Agreement have agreed not to sell any of the Registrable Securities during such customary lock-up period requested by the Company's underwriters who are underwriting such public offering. The Selling Stockholders party to the Registration Rights Agreement shall have no right to participate in any such public offering.

       Subject to the foregoing restrictions with respect to those Selling Stockholders which are parties to either of the Registration Rights Agreements, the shares of Common Stock offered hereunder may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise at prices and on terms then prevailing or related to the then current market price, or in negotiated transactions. The shares of Common Stock may be sold to or through one or more broker-dealers, acting as agent or principal in underwriting offerings, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions.

       In connection with any transaction involving the Common Stock, broker-dealers or others may receive from the Selling Stockholders, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time. Broker-dealers and any other persons participating in a distribution of the Common Stock may be deemed to be "underwriters' within the meaning of the Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Act.

       Any or all of the sales or other transactions involving the Common Stock described above, whether effected by the Selling Stockholders, any broker dealer or others, may be made pursuant to this prospectus. In addition, any shares of Common Stock that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this prospectus.

       In order to comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, shares of Common Stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with under applicable state securities laws.

       The Company and the Selling Stockholders have agreed, and hereafter may further agree, to indemnify certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the Common
Stock, including liabilities arising under the Act.

                                 LEGAL MATTERS

       The validity of the Common Stock offered hereby will be passed upon for the Company by Jackson, Tufts, Cole & Black, San Jose, California.

                                    EXPERTS

       The financial statements and schedules incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing..

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

       The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee.


            Registration fee                             $ 5,250
            Blue sky qualification fees and expenses       5,000
            Printing and engraving expenses               10,000
            Legal fees and expenses                       25,000
            Accounting fees and expenses                   5,000
            Miscellaneous                                  2,000

                  Total                                  $52,250
                                                         =======

Item 15.  Indemnification of Officers and Directors.

       The Company has the power, pursuant to Section 102(7) of the Delaware General Corporation Law, to limit the liability of directors of the Company for certain breaches of fiduciary duty and, pursuant to Section 145 of the Delaware General Corporation Law, to indemnify its officers and directors and other persons for certain acts.

       The Company's Restated Certificate of Incorporation includes the following provisions:

       "A director of the Company shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General
       Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of this Article by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification."

       "The Company shall indemnify any and all persons whom it has the power to indemnify pursuant to the General Corporation Law of Delaware against any and all expenses, judgments, fines, amounts paid in settlement, and any other liabilities to the fullest extent permitted by such law and may at the discretion of the Board of Directors, purchase and maintain insurance, at its expense, to protect itself and such persons against any expense, judgment, fine, amount paid in settlement or other liability, whether or not the Company would have the power to so indemnify such person under the General Corporation Law of Delaware."

       Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

       Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

       Article III of the Company's Bylaws provides that the Company, by action of the Board of Directors, may, to the fullest extent permitted by the General Corporation Law of Delaware, indemnify any and all persons who it shall have power to indemnify against any and all of the expenses, liabilities or other matters.

       The Company has purchased and maintains an insurance policy covering the officers and directors of the Company with respect to certain liabilities arising under the Securities Act or otherwise.

Item 16.  Exhibits

       (a)   Exhibits.

       Exhibit
       Number   Description of Document
       ------   -----------------------
       5.1      Opinion of Jackson, Tufts, Cole & Black.

       10.1     Term Loan Agreement dated as of May 2, 1995 between OXIS
                International, Inc., Bioxytech, S.A. and Sanofi S.A. and related
                Promissory Note in the principal amount of $600,000

       23.1     Consent of Deloitte & Touche LLP.

       23.2     Consent of Jackson, Tufts, Cole & Black.  Reference is made to
                Exhibit 5.1.

       24.1     Power of Attorney.  Reference is made to page II-5.

       ______________________

Item 17.  Undertakings

       Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       The undersigned Company hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

       (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (4) That, for purposes of determining any liability under the Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (5) That, for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (6) To deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                  SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Portland, State of Oregon, on the 17th day of July, 1995.

                                    OXIS INTERNATIONAL, INC.



                                    By:   s/Anna D. Barker
                                          -------------------------
                                          Anna D. Barker, Ph.D.
                                          President and Chief Executive Officer
                                          (Principal Executive Officer)


                               POWER OF ATTORNEY

       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ray R. Rogers and Anna D. Barker, or either of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and full capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


       Signature                        Title                      Date
       ---------                        -----                      ----

s/Anna D. Barker             Director; President and Chief      July 17, 1995
- -------------------------    Executive Officer
Anna D. Barker               (Principal Executive Officer)

s/Jon S. Pitcher             Chief Financial Officer            July 17, 1995
- ---------------------------  (Principal Financial and
Jon S. Pitcher               Accounting Officer)

s/Ray R. Rogers              Director; Chairman of the Board    July 17, 1995
- ---------------------------
Ray R. Rogers
s/Gerald D. Mayer            Director                           July 17, 1995
- ---------------------------
Gerald D. Mayer

s/Peter E. Taussig           Director                           July 17, 1995
- ---------------------------
Peter E. Taussig

s/Lawrance A. Brown, Jr.     Director                           July 17, 1995
- ---------------------------
Lawrance A. Brown, Jr.

s/David Needham              Director                           July 17, 1995
- ---------------------------
David Needham

s/A.R. Sitaraman             Director                           July 17, 1995
- ---------------------------
A.R. Sitaraman

                               INDEX TO EXHIBITS

EXHIBIT                          DESCRIPTION                    SEQUENTIAL
NUMBER                                                           PAGE NO.
  5.1             Opinion of Jackson, Tufts, Cole & Black           32

 10.1             Term Loan Agreement dated as of May 2, 1995       33
                  between OXIS International, Inc.,
                  Bioxytech, S.A. and Sanofi S.A. and related
                  Promissory Note in the principal amount of
                  $600,000

 23.1             Consent of Deloitte & Touche LLP                  47

 23.2             Consent of Jackson, Tufts, Cole & Black.
                  Reference is made to Exhibit 5.1

 24.1             Power of Attorney. Reference is made to page 29.